FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2022

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Net income of Enel Chile S.A. reached a Ch$ 49,197 million profit as of June 2022, 22.5% less than the first semester of 2021. This reduction is mainly explained by higher operating costs in the generation business as a consequence of a complex scenario in the electricity sector in Chile. Net income for Q2 2022 was a Ch$ 11,145 million loss, which represents a Ch$ 30,862 million reduction when compared to Q2 2021, explained by higher operating costs, primarily energy purchases.

▪	When excluding the extraordinary effect related to Bocamina II and the expenses booked in 2021 related to the Group’s 2021-2024 digitalization strategy, the Company’s net income declined 2.0% to Ch$ 84,071 million as of June 2022, compared to Ch$ 85,812 million adjusted net income as of June 2021. When applying the same adjustments to quarterly figures, net income for Q2 2022 declined Ch$ 22,490 million from Ch$ 34,648 million in Q2 2021 to Ch$ 12,158 million for Q2 2022, mainly due to the higher operating costs of the generation business.

▪	Operating revenues increased 49.3% to Ch$ 1,915,293 million as of June 2022, when compared to June 2021, mainly due to higher physical energy sales and a higher average sales price when expressed in Chilean pesos in both the generation and the networks business segments, in addition to greater gas sales in the generation business. Similarly, operating revenues for Q2 2022 increased 49.3% to Ch$ 1,018,208 million.

▪	Procurement and services costs amounted to Ch$ 1,562,975 million as of June 2022, representing a 90.1% increase when compared to the first semester of 2021, due to higher electricity purchase costs due to both greater physical purchases and a higher average purchase price, and also greater fuel consumption costs and other variables procurement and services costs, all in the generation business. Procurement and services costs during the last quarter of this year followed a similar trend, increasing from Ch$ 445,717 million in Q2 2021 to Ch$ 899,475 million in Q2 2022.

▪

As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 207,710 million as of June 2022, a 29.3% reduction when compared to June 2021. When excluding the extraordinary effects above mentioned, Enel Chile’s EBITDA decreased 20.8% to Ch$ 258,777 million.

During Q2 2022, EBITDA declined 71.0% to Ch$ 42,198 million. When excluding extraordinary effects, EBITDA decreased 54.4% to Ch$ 76,323 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

▪	Financial result improved by Ch$ 46,422 million as of June 2022 when compared to the June 2021 reaching a Ch$ 46,376 million expense, mainly explained by a lower net financial expense during the period. Similarly, during Q2 2022, financial result amounted to a Ch$ 16,919 million expense, a Ch$ 37,565 million lower expense than in Q2 2021, due to greater financial income and a lower net loss from exchange rate differences.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 10,229 GWh during the first semester of 2022, which is 11.5% (+1,051 GWh) higher than the same period of last year, mainly explained by higher dispatch of the Company’s combined cycle power plants and greater solar electricity generation. Net electricity generation during Q2 2022 amounted to 5,064 GWh, which is 8.1% (+378 GWh) higher than the figure for the Q2 2021, also due to greater thermal dispatch and higher solar and wind generation.

▪	Physical energy sales amounted to 15,865 GWh as of June 2022, 20.5% (+2,701 GWh) more than the first semester of 2021, explained by higher physical energy sales to unregulated customer, mainly related to new contracts, in addition to greater sales to regulated customers. During Q2 2022, physical electricity sales increased 13.1% (+889 GWh) to 7,654 GWh due to higher physical sales to regulated and unregulated customers.

▪	In line with the aforementioned, operating revenues amounted to Ch$ 1,449,568 million as of June 2022, representing a 67.2% increase when compared to June 2021, mainly explained by higher physical energy sales, a higher average sales price when expressed in Chilean pesos, and greater gas sales. Performance during Q2 followed the same trend. Operating revenues during Q2 2022 amounted to Ch$ 770,128 million, representing a 66.3% increase when compared to Q2 2021.

▪	Procurement and services costs reached Ch$ 1,226,009 million as of June 2022, which represents a 139.9% increase, mainly explained by higher electricity purchase costs due to greater physical purchases and higher average purchase price, higher fuel consumption costs related to higher thermal electricity dispatch and higher commodity prices, in addition to higher gas costs of sales. In Q2 2022, procurement and services costs totaled Ch$ 712,828 million, higher than the Ch$ 276,990 million recorded in 2Q 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022
▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 141,146 million as of June 30, 2022, 47.0% less than figure for the same period of 2021. During Q2 2022, EBITDA decreased 90.7% when compared to Q2 2021 to Ch$ 12,785 million, mainly due to greater operating costs in 2022.

	Cumulative			Quarterly
Physical Data	Jun-22	Jun-21	% Change	Q2 2022	Q2 2021	% Change

Total Sales (GWh)	15,865	13,164	20.5%	7,654	6,765	13.1%
Total Generation (GWh)	10,229	9,178	11.5%	5,064	4,686	8.1%

Networks

▪	Physical sales increased 6.9% (+553 GWh) to 8,624 GWh as of June 2022, when compared to the same period of 2021, mainly explained by greater sales to residential customers and higher tolls revenue. Similarly, during Q2 2022, demand continued to recover and physical sales increased 9.1% (+371 GWh) to 4,432 GWh.

▪	The total number of customers grew 1.7% to 2,057,100 clients, mostly in the residential segment. Energy losses went from 5.0% as of June 2021 to 5.26% as of June 2022.

▪	Operating revenues reached Ch$ 658,143 million as of June 2022, 18.1% higher than the figure for the same period of 2021, mainly due to higher physical sales as explained previously and a higher average sales price when expressed in Chilean pesos due to a greater exchange rate effect. During Q2 2022, operating revenues followed a similar trend increasing 19.0% when compared to Q2 2021 to Ch$ 352,026 million.

▪	Procurement and services costs increased 15.3% to Ch$ 521,545 million, mainly due to higher energy purchase costs as a consequence of the higher average purchase price when expressed in Chilean pesos and also higher physical energy purchases to satisfy greater electricity demand. During Q2 2022, procurement and services costs increased 15.8% to Ch$ 285,252 million, primarily due to greater energy purchases to satisfy greater electricity demand.

▪	Consequently, EBITDA of the Networks business increased 107.3% to Ch$ 89,541 million when compared to June 2021. Similarly, EBITDA increased 145.9% from Ch$ 17,652 million during Q2 2021 to Ch$ 43,403 million during Q2 2022.

	Cumulative			Quarterly
Physical Data	Jun-22	Jun-21	% Change	Q2 2022	Q2 2021	% Change

Total Sales (GWh)	8,624	8,071	6.9%	4,432	4,061	9.1%
Number of Customers	2,057,100	2,022,833	1.7%	2,057,100	2,022,833	1.7%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 665 million to US$ 5,669 million as of June 2022, when compared to the balance as of December 2021. This variation is explained by the disbursement of 100% of the new US$ 300 million intercompany credit line obtained by Enel Chile from Enel Finance International (US$ 200 million disbursed in February 2022 and US$ 100 million in March 2022), and the disbursement of 100% of the new US$ 300 million credit line obtained by Enel Chile from Nova-Scotia and Mizuho (US$ 150 million disbursed in April 2022 and US$ 150 million disbursed in May 2022), and the partial disbursement of the intercompany credit line obtained by Enel Chile from Enel Finance International for US$ 100 million in June 2022. These transactions were offset by the US$ 21 million amortization of Enel Generación Chile’s local H and M bonds and a US$ 14 million reduction in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents : US$ 304 million.
•	Undisbursed committed credit lines : US$ 186 million.

The average cost of Enel Chile’s debt declined from 4.4%, as of December 2021 to 3.9% as of June 2022.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 316 million and US$ 287 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 450 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in February 2022. These accounts receivables are to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	To comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,211 MW1 gross installed capacity as of June 30, 2022. The generation assets are diversified, with a focus on renewable energies, which represent 70% of Enel Chile's installed capacity. Thus, 3,518 MW correspond to hydroelectric generation units, 2,433 MW to thermal power plants that operate with gas, oil or coal, 1,537 MW to solar plants, 642 MW to wind generation units and 81 MW to geothermal capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of June 30, 2022, and 2021:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-22	Jun-21	% Change	Q2 2022	Q2 2021	% Change	Jun-22	Jun-21

Sistema Eléctrico Nacional (SEN)	15,865	13,164	20.5%	7,654	6,765	13.1%	41.9%	35.5%

Networks Segment

Our Networks business is carried out by our subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina S.A., for an unlimited period of time. It’s service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies in Chile.

1 Includes the additional 216 MW capacity added during the first semester of 2022, the sale of Diego de Almagro power plant (-23.8 MW), the adjustment to the power capacity of Abanico power plant (-42.8 MW) , the increase in capacity of Tal Tal TG power plants (+2.6 MW) and Sauzal power plant (+0.5 MW). Additional capacity: when the first circuit of a wind turbine/photovoltaic park is connected to the grid and begins to generate electricity and all wind turbines/photovoltaic parks are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Enel Transmisión Chile was created on January 1, 2021, from the spin-off of Enel Distribución Chile and received all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment, including the subsidiary Empresa de Transmisión Chena S.A2. This spin-off was carried out to comply with the amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

The following chart summarizes the accumulated and quarterly physical information of our Networks business segment for the period ended June 30, 2022, and 2021:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-22	Jun-21	% Change	Q2 2022	Q2 2021	% Change	Jun-22	Jun-21

Networks Business	8,624	8,071	6.9%	4,432	4,061	9.1%	5.26%	5.00%

Other Information	Jun-22	Jun-21	% Change

Number of Customers	2,057,100	2,022,833	1.7%
Customers/Employees	3,061	3,161	-3.2%

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of June 30, 2022, and 2021:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Jun-22	Jun-21	Jun-22	Jun-21	Jun-22	Jun-21

Generation:	1,196,034	801,621	(187,665)	(138,735)	1,008,369	662,886
Regulated customers	500,551	384,636	(173,891)	(135,364)	326,660	249,272
Non regulated customers	642,813	394,653	(13,774)	(3,371)	629,039	391,282
Spot market	52,670	22,332	-	-	52,670	22,332
Networks:	597,346	509,097	-	-	597,346	509,097
Residential	328,991	270,506	-		328,991	270,506
Commercial	161,501	141,885	-		161,501	141,885
Industrial	53,902	49,289	-		53,902	49,289
Other	52,952	47,417	-		52,952	47,417
Less: Consolidation adjustments	(187,665)	(138,735)	-	-	-	-

Total Energy sales	1,605,715	1,171,983	(187,665)	(138,735)	1,605,715	1,171,983

Million Chilean pesos variation in Ch$ and %	433,732	37.01%	-	-	433,732	37.01%

2 The extraordinary Board of Directors meeting of Enel Transmisión Chile S.A. held on October 20, 2021, unanimously, by the members present, agreed to purchase the minority ownership share held by Enel Colina S.A. of Empresa de Transmisión Chena S.A.. As a result of this transaction, Empresa de Transmisión Chena became wholly owned by Enel Transmisión Chile S.A. Consequently, on November 1, 2021, the merger became effective and Empresa de Transmisión Chena S.A. was absorbed without liquidation by Enel Transmisión Chile S.A.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021

Generation:	600,828	417,085	(101,696)	(74,255)	499,132	342,830
Regulated customers	250,722	203,022	(92,825)	(72,693)	157,897	130,329
Non regulated customers	315,311	204,058	(8,871)	(1,562)	306,440	202,496
Spot market	34,795	10,005	-	-	34,795	10,005
Networks:	321,710	268,167	-	-	321,710	268,167
Residential	173,723	146,665	-	-	173,723	146,665
Commercial	81,764	72,860	-	-	81,764	72,860
Industrial	31,522	24,418	-	-	31,522	24,418
Other	34,701	24,224	-	-	34,701	24,224
Less: Consolidation adjustments	(101,696)	(74,255)	-	-	-	-

Total Energy sales	820,842	610,997	(101,696)	(74,255)	820,842	610,997

Million Chilean pesos variation in Ch$ and %	209,845	34.34%	-	-	209,845	34.34%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of June 30, 2022, reached a Ch$ 49,197 million profit, which represents a Ch$ 14,243 million reduction when compared to the same period of 2021. Regarding the results for Q2 2022, net income attributable to the shareholders of Enel Chile reached a Ch$ 11,145 million loss, Ch$ 30,862 million less profit when compared to Q2 2021.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of June 30, 2022, and 2021:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-22	Jun-21	Change	% Change	Q2 2022	Q2 2021	Change	% Change

REVENUES	1,915,293	1,282,914	632,379	49.3%	1,018,208	682,062	336,146	49.3%
Sales	1,835,411	1,271,571	563,840	44.3%	970,262	674,247	296,015	43.9%
Other operating revenues	79,882	11,343	68,539	N/A	47,946	7,815	40,131	N/A
PROCUREMENT AND SERVICES	(1,562,975)	(822,384)	(740,591)	90.1%	(899,475)	(445,717)	(453,758)	101.8%
Energy purchases	(936,344)	(549,117)	(387,227)	70.5%	(528,181)	(300,014)	(228,167)	76.1%
Fuel consumption	(312,475)	(124,233)	(188,242)	151.5%	(192,751)	(62,032)	(130,719)	N/A
Transportation expenses	(132,287)	(68,913)	(63,374)	92.0%	(58,017)	(28,523)	(29,494)	103.4%
Other variable procurement and service cost	(181,869)	(80,120)	(101,749)	127.0%	(120,526)	(55,148)	(65,379)	118.6%
CONTRIBUTION MARGIN	352,318	460,531	(108,213)	(23.5%)	118,733	236,346	(117,612)	(49.8%)
Other work performed by entity and capitalized	15,653	14,265	1,388	9.7%	4,945	8,455	(3,510)	(41.5%)
Employee benefits expense	(74,372)	(94,420)	20,048	(21.2%)	(39,103)	(52,861)	13,758	(26.0%)
Other fixed operating expenses	(85,889)	(86,535)	646	(0.8%)	(42,377)	(46,424)	4,047	(8.7%)
GROSS OPERATING INCOME (EBITDA)	207,710	293,840	(86,130)	(29.3%)	42,198	145,516	(103,318)	(71.0%)
Depreciation and amortization	(115,987)	(101,204)	(14,784)	14.6%	(59,634)	(50,356)	(9,278)	18.4%
Impairment loss (Reversal)	-	-	-	N/A	-	-	-	N/A
Impairment loss (Reversal) for applying IFRS 9	(15,493)	(7,474)	(8,018)	107.3%	(9,761)	(3,352)	(6,409)	191.2%
OPERATING INCOME (EBIT)	76,230	185,162	(108,932)	(58.8%)	(27,197)	91,808	(119,005)	(129.6%)
FINANCIAL RESULT	(46,376)	(92,798)	46,422	(50.0%)	(16,919)	(54,484)	37,565	(69.0%)
Financial income	30,270	11,046	19,224	174.0%	23,220	6,595	16,626	N/A
Financial costs	(80,568)	(100,512)	19,945	(19.8%)	(47,014)	(46,291)	(723)	1.6%
Gain (Loss) for indexed assets and liabilities	7,071	973	6,098	N/A	7,166	1,740	5,426	N/A
Foreign currency exchange differences, net	(3,149)	(4,304)	1,155	(26.8%)	(291)	(16,527)	16,236	(98.2%)
OTHER NON-OPERATING RESULTS	2,461	317	2,144	N/A	1,726	(93)	1,820	N/A
Net Income from other investments	98	-	98	N/A	98	-	98	N/A
Net Income from sale of assets	811	-	811	N/A	535	-	535	N/A
Share of profit (loss) of associates accounted for using the equity method	1,552	317	1,235	N/A	1,094	(93)	1,188	N/A
NET INCOME BEFORE TAXES	32,315	92,681	(60,367)	(65.1%)	(42,389)	37,231	(79,621)	N/A
Income Tax	25,008	(20,537)	45,545	N/A	34,166	(12,483)	46,649	N/A

NET INCOME	57,323	72,144	(14,822)	(20.5%)	(8,223)	24,748	(32,971)	(133.2%)
Shareholders of the parent company	49,197	63,440	(14,243)	(22.5%)	(11,145)	19,717	(30,862)	(156.5%)
Non-controlling interest	8,126	8,704	(579)	(6.7%)	2,923	5,032	(2,109)	(41.9%)

Earning per share (Ch$ /share)*	0.71	0.92	(0.21)	(22.5%)	(0.16)	0.29	(0.45)	(156.5%)

(*) As of June 30, 2022 and June 30, 2021 the average number of paid and subscribed shares was 69,166,557,220.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

EBITDA:

Consolidated EBITDA of Enel Chile as of June 30, 2022, amounted to Ch$ 207,710 million, which represents a 29.3% reduction when compared to Ch$ 293,840 million for the same period of the previous year. This reduction is primarily explained by higher operating costs mainly in the Generation business due to greater energy purchases and higher fuel consumption costs, partially offset by the better operating result of the Networks business.

Consolidated EBITDA for Q2 2022 amounted to Ch$ 42,198 million, which represents a Ch$ 103,318 million decrease when compared to the Q2 2021, mainly explained by higher operating costs in the Generation business.

Accumulated and quarterly operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2022, and 2021, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Jun-22	Jun-21	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Generation business revenues	1,449,568	866,784	582,785	67.2%	770,128	463,115	307,013	66.3%
Networks business revenues	658,143	557,291	100,852	18.1%	352,026	295,864	56,163	19.0%
Less: consolidation adjustments and other activities	(192,417)	(141,160)	(51,258)	36.3%	(103,946)	(76,916)	(27,030)	35.1%
Total Consolidated Revenues	1,915,293	1,282,914	632,379	49.3%	1,018,208	682,062	336,146	49.3%

Generation business costs	(1,226,009)	(511,048)	(714,961)	139.9%	(712,828)	(276,990)	(435,838)	157.4%
Networks business costs	(521,545)	(452,467)	(69,078)	15.3%	(285,252)	(246,305)	(38,947)	15.8%
Less: consolidation adjustments and other activities	184,579	141,132	43,447	30.8%	98,605	77,579	21,027	27.1%
Total Consolidated Procurement and Services Costs	(1,562,975)	(822,384)	(740,591)	90.1%	(899,475)	(445,717)	(453,758)	101.8%

Personnel Expenses	(26,336)	(33,186)	6,850	(20.6%)	(17,854)	(18,623)	768	(4.1%)
Other expenses by nature	(56,078)	(56,394)	317	(0.6%)	(26,661)	(29,505)	2,844	(9.6%)
Total Generation business	(82,413)	(89,580)	7,167	(8.0%)	(44,515)	(48,127)	3,612	(7.5%)
Personnel Expenses	(11,549)	(24,183)	12,634	(52.2%)	(5,595)	(13,478)	7,883	(58.5%)
Other expenses by nature	(35,507)	(37,448)	1,941	(5.2%)	(17,776)	(18,428)	652	(3.5%)
Total Networks business	(47,056)	(61,631)	14,575	(23.7%)	(23,371)	(31,906)	8,535	(26.8%)
Less: consolidation adjustments and other activities	(15,139)	(15,480)	341	(2.2%)	(8,649)	(10,796)	2,147	(19.9%)

EBITDA, by business segment
Generation business EBITDA	141,146	266,155	(125,009)	(47.0%)	12,785	137,997	(125,212)	(90.7%)
Networks business EBITDA	89,541	43,193	46,349	107.3%	43,403	17,652	25,751	145.9%
Less: consolidation adjustments and other activities	(22,977)	(15,507)	(7,470)	48.2%	(13,990)	(10,133)	(3,857)	38.1%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	207,710	293,840	(86,130)	(29.3%)	42,198	145,516	(103,318)	(71.0%)

Generation Business EBITDA

EBITDA of our Generation Business Segment reached Ch$ 141,146 million as of June 30, 2022, which represents a Ch$ 125,009 million, or 47.0%, reduction when compared to the same period of 2021. EBITDA of this business segment during Q2 2022 declined Ch$ 125,212 million when compared to the same quarter of 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

The main variables that explain this result are described below:

▪  Operating revenues as of June 30, 2022, amounted to Ch$ 1,449,568 million, which represents a Ch$ 582,785 million, or 67.2% increase when compared to the same period of 2021, mainly due to the following:

>	A Ch$ 397,577 million increase in energy sales, mainly explained by: (i) a positive price effect when expressed in Chilean pesos for Ch$ 266,206 million due to the depreciation of the Chilean peso-US dollar exchange rate during the period; and (ii) a Ch$ 172,089 million increase in physical energy sales, equivalent to +2,701 GWh, due to greater sales to unregulated customers (+1,609 GWh) primarily related to new contracts, higher physical sales to regulated customers (+806 GWh) and spot market sales (+286 GWh). These effects were partially offset by: (i) greater losses from commodity hedges for Ch$ 24,483 million; and (ii) lower ancillary services revenue related to safety and service quality and other services for Ch$ 16,235 million.

>	A Ch$ 114,394 million increase in other sales, mainly explained by higher gas sales revenue for Ch$ 114,556 million.

>	Greater other operating revenue amounting to Ch$ 70,886 million, mainly explained by: (i) a Ch$ 60,523 million increase in revenue from commodity hedges; (ii) a Ch$ 7,116 million increase in revenue from regasification services; and (iii) a Ch$ 3,247 million increase in other various revenues mainly related to supplier compensations due to delays, revenue from legal claims and leasing, among others.

Operating revenues during Q2 2022 reached Ch$ 770.128 million, which represents a Ch$ 307,013 million increase when compared to the same quarter of 2021, mainly due to the following:

>	A Ch$ 185,085 million increase in energy sales, mainly explained by: (i) an increase in the average sales price when expressed in Chilean pesos for Ch$ 116,054 million; and (ii) a Ch$ 99,852 million equivalent to +899 GWh increase in physical sales (+355 GWh to regulated customers, +330 GWh to unregulated customers, and +204 GWh on the spot market). These effects were partially compensated by lower revenue from commodity hedges for Ch$ 19,693 million; and (ii) lower ancillary services revenue for Ch$ 11,128 million.

>	A Ch$ 78,675 million increase in other sales, mainly explained by higher gas sales revenue for Ch$ 78,702 million.

>	Greater other operating revenue for Ch$ 42,891 million, mainly explained by: (i) higher revenue related to commodity derivatives for Ch$ 35,748 million, and (ii) higher revenue from regasification services for Ch$ 7,116 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022
▪	Operating costs reached Ch$ 1,226,009 million as of June 30, 2022, a Ch$ 714,961 million increase when compared to the same period of 2021 due to the following:

>	A Ch$ 364,828 million increase in energy purchases, mainly higher physical energy purchases on the spot market (+1,539 GWh) and from other electricity generation companies (+112 GWh), mainly due to the need to satisfy greater electricity demand of both regulated and unregulated customers, in addition to a higher spot market purchase price due to the conditions of the electricity system.

>	A Ch$ 188,242 million increase in fuel consumption costs mainly due to: (i) higher gas consumption costs for Ch$ 129,451 million, primarily related to greater gas-fired electricity generation during the period and also a higher average gas price; (ii) a Ch$ 35,045 million increase in impairment losses on coal inventories and Ch$ 601 million on diesel oil inventories, both related to the disconnection of Central Bocamina II coal unit impaired during the second quarter of 2020, (iii) higher fuel oil consumption costs amounting to Ch$ 18,818 million mainly due to a higher average purchase price; and (iv) higher coal consumption costs for Ch$ 9,411 million mainly due to a higher average purchase price of coal. The above was partially offset by lower commodity hedging costs for Ch$ 5,086 million.

>	A Ch$ 98,035 million increase in other procurement and services costs mainly due to: (i) higher gas commercialization costs of sales for Ch$ 91,609 million, (ii) higher thermal power plant emissions tax for Ch$ 3,406 million, and (iii) higher various generation input costs (water, chemicals, etc.) for Ch$ 2,517 million.

>	A Ch$ 63,856 million increase in transportation costs mainly due to: (i) higher tolls amounting to Ch$ 34,350 million primarily related to higher Tariff Revenue (“IT” in its Spanish acronym) costs as a consequence of higher marginal costs amounting to Ch$ 43,011 million, partially offset by a Ch$ 10,006 million cost reduction related to the AAT tariff adjustment (Ajuste de Armonización Tarifaria, “AAT” in its Spanish acronym) of the zonal transmission system, and lower costs resulting from the resettlements of the contract with Transmisora Eléctrica de Quillota S.A. for Ch$ 2,593 million; and (ii) higher gas transportation and regasification costs for Ch$ 29,506 million.

Operating costs during Q2 2022 reached Ch$ 712,828 million, which represents a Ch$ 435,838 million increase when compared to the same quarter of 2021, mainly due to the following:

>	A Ch$ 217,551 million increase in energy purchases, mainly greater physical energy purchases on the spot market (+449 GWh) and from other generation companies (+62 GWh), mainly due to the need to satisfy higher electricity demand of regulated and unregulated customers, in addition to a higher spot market purchase price due to the conditions of the electricity system.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

>	Higher fuel consumption costs for Ch$ 130,719 million mainly due to: (i) higher gas consumption costs for Ch$ 71,292 million related to greater gas-fired electricity generation during the period and also a higher average price of gas (ii) a Ch$ 29,233 million increase in the impairment loss on coal inventories and Ch$ 390 million on diesel oil inventories, both related to the disconnection of the coal fired plant Bocamina II; (iii) higher fuel oil consumption costs amounting to Ch$ 22,430 million; and (iv) a Ch$ 8,099 million increase in coal consumption costs.

>	Higher other variable procurement and services costs for Ch$ 65,270 million, explained by: (i) greater gas commercialization cost of sales for Ch$ 59,751 million, (ii) higher thermal power plant emissions tax for Ch$ 2,412 million, (iii) greater commodity hedging derivative costs for Ch$ 2,315 million; and (iv) greater various generation input costs (water, chemicals, etc.) for Ch$ 792 million.

>	A Ch$ 22,297 million increase in transportation costs, mainly explained by: (i) higher regasification and gas transportation costs for Ch$ 14.711 million; and (ii) higher tolls for Ch$ 7,586 million.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 26,336 million during the first semester of 2022, which represents a Ch$ 6,850 million decrease when compared to the same period of 2021. This lower cost mainly responds to: (i) a Ch$ 6,394 million reduction in the Company’s restructuring costs related to the Group’s digitalization strategy for 2021-2024; (ii) lower employee collective bargaining agreement bonuses for Ch$ 1,114 million; (iii) greater capitalization of personnel expenses amounting to Ch$ 1,107 million; and (iv) lower recurring benefits expenses for Ch$ 916 million. These effects were partially offset by a higher expense on salaries for Ch$ 2,681 million, mainly related to salary reviews and indexation.

During Q2 2022, personnel expenses (after capitalized personnel costs) amounted to Ch$ 17,854 million, which represents a slight Ch$ 768 million decrease when compared to the same quarter of 2021, mainly explained by lower restructuring costs for Ch$ 6,394 million related to the Group’s digitalization strategy for 2021-2024. This effect is partially offset by: (i) lower capitalization of personnel expenses for Ch$ 2,973 million; (ii) a Ch$ 1,500 million increase in salaries; and (iii) a Ch$ 1,154 million increase in recurring benefits expenses.

▪	Other expenses as of June 30, 2022, amounted to Ch$ 56,078 million, similar to the same period of 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Other expenses in Q2 2022 amounted to Ch$ 26,661 million, which represents a Ch$ 2,844 million decrease when compared to the same quarter of last year, mainly due to lower technical and administrative service costs.

Networks Business EBITDA:

EBITDA of our Networks Business reached Ch$ 89,541 million for the six-month period ended June 30, 2022, which represents a Ch$ 46,349 million, or 107.3%, increase when compared to the same period of last year. EBITDA for Q2 2022 of this business segment increased Ch$ 25,751 million, or 145.9%, when compared to the same quarter of 2021.

The main variables that explain this outcome are described below:

•         Operating revenues for the six-month period ended June 30, 2022, amounted to Ch$ 658,143 million, which represents a Ch$ 100,852 million increase, equivalent to 18.1% when compared to operating revenues for the same period of 2021, mainly due to the following:

>	Higher energy sales revenue amounting to Ch$ 89,921 million primarily as a result of: (i) a higher average sales price for Ch$ 54,641 million resulting from a higher exchange rate effect; and (ii) higher physical energy sales (+412 GWh) equivalent to Ch$ 35,280 million primarily in the residential customer segment.

>	Greater other services revenue for Ch$ 11,105 million mainly due to: (i) higher tolls for Ch$ 13,451 million, mainly in the zonal transmission segment; and (ii) greater revenue from specific installations and networks amounting to Ch$ 1,441 million. The above was partially offset by lower revenue from the construction of customer connections, public lighting and other services for Ch$ 3,787 million.

Operating revenues for Q2 2022 amounted to Ch$ 352,026 million, which represents a Ch$ 56,163 million increase, equivalent to 19.0%, when compared to the same quarter of 2021, mainly due to greater energy sales amounting to Ch$ 56,230 million primarily as a result of: (i) a higher average sales price for Ch$ 29,687 million resulting from a greater exchange rate effect; and (ii) higher physical energy sales (+294 GWh) equivalent to Ch$ 26,543 million.

▪	Operating costs as of June 30, 2022, reached Ch$ 521,545 million, which represents a Ch$ 69,078 million, or 15.3%, increase when compared to the same period of 2021 explained by:

>	Greater energy purchases for Ch$ 65,522 million mainly explained by a higher average energy purchase price for Ch$ 46,294 million, in addition to higher physical purchases (+357 GWh) amounting to Ch$ 19,228 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022
>	Higher other variable procurement and services costs for Ch$ 2,023 million, mainly due to Ch$ 3,227 million in SEC (Spanish acronym for Superintendence of Electricity and Fuels) fines partially compensated by lower costs of value-added services for Ch$ 1,108 million.

>	Higher transportation costs for Ch$ 1,534 million mainly explained by higher tolls related to the zonal transmission system.

Operating costs for Q2 2022 amounted to Ch$ 285,252 million, which represents a Ch$ 38,947 million increase when compared to Q2 2021, mainly due to: (i) greater energy purchases amounting to Ch$ 37,223 million primarily as a result of a higher average purchase price amounting to Ch$ 21,945 million, and higher physical energy purchases (+209 GWh) during Q2 equivalent to Ch$ 15,278 million; and (ii) higher transportation costs for Ch$ 2,466 million related to tolls.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 11,549 million for the period ended June 30, 2022, which represents a Ch$ 12,634 million decrease when compared to June 2021, mainly due to: (i) lower restructuring expenses for Ch$ 8,581 million related to the Group’s 2021-2024 digitalization strategy recorded during the second quarter of 2021; (ii) lower employee bonuses for Ch$ 4,540 million related to the collective bargaining processes carried out with Enel Distribución Chile and Enel Transmisión Chile unions; and (iii) higher capitalization of personnel expenses related to investment projects for Ch$ 345 million. These effects were partially offset by higher salaries for Ch$ 789 million primarily related to salary reviews and indexation.

Personnel expenses (after capitalized personnel costs) for Q2 2022 reached Ch$ 5,595 million, which represents a Ch$ 7,833 million reduction when compared to Q2 2021, mainly due to lower restructuring expenses for Ch$ 8,581 million related to the Group’s 2021-2024 digitalization strategy recorded in Q2 2021, partly compensated by higher salaries for Ch$ 543 million primarily related to salary reviews and indexation.

.

▪	Other expenses for the six-month period ended June 30, 2022, reached Ch$ 35,507 million, which represents a Ch$ 1,941 million reduction when compared to the same period of 2021, mainly due to lower operating and maintenance costs primarily related to customer service (call center and meter reading), and maintenance and repair services for Ch$ 4,001 million. This was partially offset by higher professional services and other various services expenses for Ch$ 2,060 million.

Other expenses for Q2 2022 reached Ch$ 17,776 million, in line with the figure for the same period of 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2022, and 2021.

	Cumulative Figures (Figures in million Ch$)
	Jun-22			Jun-21
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	141,146	(87,335)	53,811	266,155	(79,458)	186,697
Networks business	89,541	(43,776)	45,765	43,193	(30,342)	12,851
Less: consolidation adjustments and other activities	(22,977)	(369)	(23,346)	(15,507)	1,122	(14,385)

TOTAL ENEL CHILE CONSOLIDATED	207,710	(131,480)	76,230	293,840	(108,678)	185,162

	Quarterly Figures (Figures in million Ch$)
	Q2 2022			Q2 2021
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	12,785	(44,646)	(31,861)	137,997	(39,373)	98,625
Networks business	43,403	(24,262)	19,141	17,652	(15,045)	2,607
Less: consolidation adjustments and other activities	(13,990)	(487)	(14,477)	(10,133)	710	(9,423)

TOTAL ENEL CHILE CONSOLIDATED	42,198	(69,395)	(27,197)	145,516	(53,708)	91,808

Depreciation, amortization, and impairment costs amounted to Ch$ 131,480 million, for the six-month period ended June 30, 2022, a Ch$ 22,802 million increase when compared to the same period of the previous year. This variation is mainly explained by:

>	Higher depreciation and amortization for Ch$ 14,784 million mainly related to: (i) greater depreciation and amortization in EGP Chile for Ch$ 7,556 million significantly explained by the exchange rate effect and to a lesser degree to the commissioning of new solar power plants, mostly during Q2 2021; and (ii) in addition to greater depreciation and amortization in the Networks business segment for Ch$ 7,297 million, related to the greater amortization of intangible assets including IT developments for Ch$ 4,370 million and also related to the commissioning of investment projects that have concluded for Ch$ 3,166 million.

>	Higher accounts receivable impairment losses for Ch$ 8,018 million mainly due to: (i) an increase in credit loss of our Networks business segment accounts receivables for Ch$ 6,137 million, mainly related to services provided to customers in the public administration sector and also non-electricity services to large customers, all of them with recovery action plans in progress; and (ii) an increase in Enel X Chile for Ch$ 1,457 million, as a result of higher accounts receivable.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

During Q2 2022, depreciation, amortization, and impairment expenses amounted to Ch$ 69,395 million, representing a Ch$ 15,687 million increase when compared to the same quarter of 2021, mainly due to: (i) a Ch$ 9,278 million increase related to new investments and exchange rate effects; and (ii) a Ch$ 6,409 million increase in accounts receivable impairment losses in the Networks business segment.

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of June 30, 2022, and 2021:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-22	Jun-21	Change	% Change	Q2 2022	Q2 2021	Change	% Change

Financial income	30,270	11,046	19,224	174.0%	23,220	6,595	16,626	252.1%
Financial costs	(80,568)	(100,512)	19,945	(19.8%)	(47,014)	(46,291)	(723)	1.6%
Foreign currency exchange differences, net	(3,149)	(4,304)	1,155	(26.8%)	(291)	(16,527)	16,236	(98.2%)
Gain (Loss) for indexed assets and liabilities	7,071	973	6,098	N/A	7,166	1,740	5,426	N/A
NET FINANCIAL EXPENSE ENEL CHILE	(46,376)	(92,798)	46,422	(50.0%)	(16,919)	(54,484)	37,565	(69.0%)

Net Income from other investments	98	-	98	N/A	98	-	98	N/A
Net Income from Sale of Assets	811	-	811	N/A	535	-	535	N/A
Share of profit (loss) of associates accounted for using the equity method	1,552	317	1,235	N/A	1,094	(93)	1,188	N/A
OTHER NON-OPERATING RESULTS	2,461	317	2,144	N/A	1,726	(93)	1,820	N/A

NET INCOME BEFORE TAXES	32,315	92,681	(60,367)	(65.1%)	(42,389)	37,231	(79,621)	N/A
Income Tax	25,008	(20,537)	45,545	N/A	34,166	(12,483)	46,649	N/A

NET INCOME OF THE PERIOD	57,323	72,144	(14,822)	(20.5%)	(8,223)	24,748	(32,971)	(133.2%)
Attributable to Shareholders of the parent company	49,197	63,440	(14,243)	(22.5%)	(11,145)	19,717	(30,862)	(156.5%)
Attributable to Non-controlling interest	8,126	8,704	(579)	(6.7%)	2,923	5,032	(2,109)	(41.9%)

Financial Result

The consolidated financial result of Enel Chile, as of June 30, 2022, amounted to a Ch$ 46,376 million loss, a Ch$ 46,422 million improvement when compared to the Ch$ 92,798 million loss booked for the same period of 2021. During Q2 2022, financial result reached a Ch$ 16,919 million loss, which represents a 69.0% loss reduction when compared to Q2 2021. These figures are primarily explained by the following:

Financial income increased Ch$ 19,224 million mainly due to: (i) the restatement of dismantling provisions of the power plants that were impaired as a result of the Company’s decarbonization process for Ch$ 10,300 million due to higher interest rates during the period; (ii) higher returns on short term fixed income investments amounting to Ch$ 5,556 million; and (iii) greater financial income related to customer account refinancing for Ch$ 2,010 million.

Financial income during Q2 2022 increased Ch$ 16,626 million when compared to the same quarter of 2021 mainly due to: (i) the restatement of dismantling provisions of the power plants that were impaired as a result of the Company’s decarbonization process for Ch$ 10,300 million; (ii) higher returns on short term fixed income investments amounting to Ch$ 3,856 million; and (iii) greater financial income related to customer invoice payment plans for Ch$ 1,514 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Financial expenses decreased Ch$ 19,945 million, primarily explained by: (i) lower financial expenses on accounts receivable factoring contracts for Ch$ 32,328 million, mainly related to the sale of accounts receivables that arise from the Tariff Stabilization Law that decreased Ch$ 36,423 million; and (ii) lower financial expenses due to greater capitalization of interest amounting to Ch$ 8,564 million primarily related to the development of non-conventional renewable energy projects and the extension of the construction of the Los Cóndores project. These effects were partially offset by: (i) greater financial expenses with related parties for Ch$ 10,436 million related to the new loans obtained from EFI; (ii) greater financial expenses due to the restatement of dismantling provisions for Ch$ 3,951 million; and (iii) higher interest on bonds and bank loans amounting to Ch$ 7,617 million.

During Q2 2022, financial expenses increased Ch$ 723 million when compared to the same quarter of 2021, mainly due to: (i) greater financial expenses with related parties for Ch$ 6,920 million related to the new loans obtained from EFI; and (ii) higher interest on bonds and bank loans amounting to Ch$ 7,262 million. These effects were partially offset by: (i) lower financial expenses on factoring contracts for Ch$ 7,920 million mainly related to the sale of accounts receivables that arise from the Tariff Stabilization Law that dropped Ch$ 9,046 million; and (ii) lower financial expenses due to higher capitalization of interest amounting to Ch$ 6,050 million.

Income related to indexation increased Ch$ 6,098 million, primarily due to: (i) a Ch$ 2,536 million increase in profit from non-financial asset indexation; (ii) a Ch$ 1,489 million increase in profit from trade accounts receivable indexation; (iii) a Ch$ 1,181 million increase in profit from indexation of financial instruments primarily related to financial debt and derivative instruments; and (iv) a lower negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 662 million.

During Q2 2022, income related to indexation increased Ch$ 5,426 million when compared to the same quarter of 2021, primarily due to: (i) a Ch$ 1,136 million increase in profit from trade accounts receivable indexation; (ii) a Ch$ 1,182 million increase in profit from indexation of financial instruments primarily related to financial debt and derivative instruments; (iii) a Ch$ 2,512 million increase in profit from non-financial asset indexation; and (iv) a lower negative effect caused by IAS 29 on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 860 million.

The loss from exchange rate differences decreased Ch$ 1,155 million, mainly due to greater positive exchange rate difference on: (i) trade accounts receivables for Ch$ 36,176 million that includes the Ch$ 40,930 million positive effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) cash and cash equivalents for Ch$ 8,089 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

The abovementioned was partially offset by a greater negative exchange rate difference effect on: (i) financial debt and derivative instruments for Ch$ 20,317 million; (ii) accounts payable to related parties for Ch$ 18,695 million mainly related to the EFI loans; and (iii) trade accounts payables for Ch$ 4,403 million that includes the Ch$ 16,631 million negative exchange rate effect of the Tariff Stabilization Law.

During Q2 2022, the loss from exchange rate differences decreased Ch$ 16,236 million, when compared to the same quarter of 2021 primarily due to: (i) a greater positive exchange rate difference effect on trade accounts receivables for Ch$ 87,652 million, including the Ch$ 66,747 million positive effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) greater positive exchange rate difference effect on cash and cash equivalents for Ch$ 10,091 million.

The aforementioned was partially offset by: (i) greater negative exchange rate difference effect on financial debt and derivative instruments for Ch$ 35,388 million; (ii) higher negative exchange rate difference effect on accounts payable to related parties for Ch$ 22,969 million, mainly related to EFI loans; and (iii) greater negative exchange rate difference effect on trade accounts payable for Ch$ 21,270 million that includes the Ch$ 30,418 million negative effect related to the Tariff Stabilization Law.

Corporate Taxes:

Corporate income tax reached a Ch$ 25,008 million profit as of June 30, 2022, which represents a Ch$ 45,545 million lower expense when compared to the same period of the previous year, primarily explained by: (i) a Ch$ 29,217 million lower expense due to lower operating income this semester when compared to the first semester of 2021; and (ii) a Ch$ 20,210 million lower expense due to greater losses caused by this period’s price-level restatement.

During Q2 2022, Corporate income tax reached a Ch$ 34,166 million profit, which represents a Ch$ 46,649 million lower expense when compared to same quarter of 2021, primarily due to: (i) a Ch$ 31,755 million income tax reduction due to lower operating income in Q2 2022 when compared to Q2 2021; and (ii) the Ch$ 17,638 million lower expenses due to this period’s price-level restatement effect.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Jun-22	Dec-21	Change	% Change

Current Assets	1,640,428	1,268,253	372,175	29.4%
Non Current Assets	9,224,196	8,232,071	992,125	12.1%

Total Assets	10,864,624	9,500,324	1,364,300	14.4%

Total assets of the Company as of June 30, 2022, increased Ch$ 1,364,300 million, when compared to total assets as of December 31, 2021.

Current Assets increased Ch$ 372,175 million as of June 30, 2022. The variations in the main categories are presented below:

•	Current trade accounts receivables and other accounts receivables increased Ch$ 305,921 million, mainly explained by: (i) a Ch$ 295,979 million increase in trade accounts receivables of which Ch$ 144,759 million are Generation business accounts receivables and Ch$ 144,779 million are Networks business accounts receivables, due to higher physical sales in both segments, higher average sales prices expressed in pesos and the effect generated by the cessation of the Tariff Stabilization Law[3] enforcement in February 2022, which implied that as of March of this year, short-term accounts receivable from regulated customers began to accrue for the difference between the theoretical prices arising from the conditions established in the contracts with the respective distribution companies and the regulated tariffs currently being applied in the invoicing to end customers; and (ii) an increase in advance payments to suppliers for Ch$ 11,519 million. These effects were partially offset by a lower balance of employee accounts receivables and other accounts receivables for Ch$ 1,577 million.

•	Current related party accounts receivables increased Ch$ 109,562 million, due to greater accounts receivables from: (i) Enel Global Trading SpA for Ch$ 74,963 million related to commodity derivative transactions; (ii) Endesa Energía S.A.U. for Ch$ 29,480 million related to gas sales; and (iii) GNL Chile S.A. for Ch$ 1,984 million in advance payments for gas purchases.

•	Other non-financial current assets increased Ch$ 24,122 million mainly explained by a Ch$ 35,529 million increase in the balance of value added tax credits primarily related to higher Enel Generación Chile purchases, partially offset by lower prepaid expenses for Ch$ 11,254 million primarily related to amortization of insurance premiums.

3 During February 2022, the limit of US$ 1,350 million of accounts receivable from regulated customers established by the Tariff Stabilization Law was reached. On June 13, 2022, a bill that creates a tariff stabilization fund for regulated customers was approved by parliament and the publication in the official gazette is awaiting, following the signature of the President of the Republic.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

These effects were partially compensated by:

•	A Ch$ 61,960 million reduction in Current tax assets mainly explained by: (i) lower tax credits for absorbed earnings of Ch$ 59,373 million, from the parent company Enel Chile; and (ii) lower monthly employee pension related payments for Ch$ 2,114 million.

Non-Current Assets increased Ch$ 992,125 million as of June 30, 2022, when compared to December 31, 2021. The variations in the main categories are presented below:

•	Property, plant, and equipment increased Ch$ 651,812 million, mainly due to: (i) an increase in projects under construction for Ch$ 405,209 million, primarily in the Generation business; (ii) a Ch$ 318,270 million increase in exchange rate differences, primarily in EGP Chile due to the depreciation of the Chilean Peso / US Dollar exchange rate because EGP Chile’s functional currency is the US dollar; (iii) a Ch$ 16,073 million increase in Generation business property, plant and equipment; and (iv) a Ch$ 14,704 million increase in network infrastructure. These effects were partially offset by the period’s depreciation amounting to Ch$ 103,161 million.

•	Deferred tax assets increased Ch$ 179,130 million mainly due to: (i) an increase in assets as a consequence of tax losses carried forward for Ch$ 142,242 million, of which Ch$ 98,770 million belong to Enel Chile and Ch$ 43,472 million to Enel Generación Chile; and (ii) higher depreciation of fixed assets for Ch$ 44,469 million primarily in Enel Generación Chile.

•	A Ch$ 69,211 million increase in Non-Current trade accounts receivables and other non-current accounts receivables, mainly explained by a Ch$ 72,465 million increase in trade accounts receivables, which includes Ch$ 48,573 million in the Networks business and Ch$ 39,881 million in the Generation business due to accounting for pending tariff adjustments related to the Tariff Stabilization Law, partially compensated by energy sales invoice factoring for Ch$ 15,058 million related to such Law. The aforementioned effect was partly offset by lower leasing account receivables and other accounts receivables for Ch$ 3,255 million.

•	A Ch$ 34,614 million increase in investments accounted for using the equity method mainly explained by: (i) the acquisition of non-controlling shareholdings of Inversiones K Cuatro S.p.A. for Ch$ 29,385 million, of Suministradora de Buses K Cuatro S.p.A. for Ch$ 297 million, and of Enel X Way Chile S.p.A. for Ch$ 917 million; and (ii) the Ch$ 1,552 million share of associate and jointly controlled companies’ net income, mainly from GNL Chile S.A..

•	A Ch$ 20,209 million increase in Other non-current financial assets mainly explained by a Ch$ 20,241 million increase in hedging derivative instruments.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022
•	A Ch$ 19,040 million increase in Intangible assets other than goodwill, mainly explained by: (i) a Ch$ 11,848 million increase in software; (ii) a Ch$ 8,160 million increase in concessions mainly obtained by EGP Chile; and (ii) an increase in the exchange rate effect for Ch$ 8,652 million. The aforementioned was partially offset by the period’s amortization for Ch$ 10,424 million.

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-22	Dec-21	Change	% Change

Current Liabilities	3,152,134	2,132,327	1,019,807	47.8%
Non Current Liabilities	4,366,767	4,021,504	345,263	8.6%
Total Equity	3,345,723	3,346,493	(770)	(0.0%)
Attributable to the Shareholders of parent company	3,082,352	3,097,868	(15,516)	(0.5%)
Attributable to Non-controlling interest	263,371	248,625	14,746	5.9%

Total Liabilities and Equity	10,864,624	9,500,324	1,364,300	14.4%

Total Liabilities of the Company as of June 30, 2022, including Equity, reached Ch$ 10,864,624 million, which represents a 14.4% increase when compared to total liabilities as of December 31, 2021, mainly due to the following:

Current liabilities increased Ch$ 1,019,807 million. The variations in the main categories are presented below:

•	Current related party accounts payable increased Ch$ 583,893 million, primarily due to an increase in the following accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 462,131 million related to the new short term debt granted to Enel Chile during the first semester of 2022 for a total Ch$ 327,164 million (US$400 million) in addition to the Ch$ 127,815 million exchange rate difference effect; (ii) Enel Global Trading SpA for Ch$ 76,212 million, mainly related to commodity derivative transactions; (iii) GNL Chile S.A. for Ch$ 30,987 million related to gas purchases; (iv) Enel Global Infrastructure and Network for Ch$ 7,667 million for IT services; and (v) Enel Green Power SpA for Ch$ 6,551 million, mainly technical and engineering services.

•	Other current financial liabilities increased Ch$ 285,897 million, mainly greater bank loans due to the disbursement of 100% of Enel Chile’s new credit line obtained from Nova-Scotia and Mizuho for Ch$ 280,388 million (US$ 300 million).

•	Current trade accounts payable and other accounts payable increased Ch$ 134,517 million, primarily due to: (i) a Ch$ 252,581 million increase in accounts payable for energy purchases; and (ii) a Ch$ 77,543 million increase in accounts payable for goods and services. These effects were partially offset by: (i) a Ch$ 168,984 million reduction in accounts payable for the purchase of assets, mainly in the Generation business; (ii) a Ch$ 13,146 million reduction in dividends payable; (iii) a Ch$ 5,437 million reduction in accounts payable to and (iv) a Ch$ 4,854 million reduction in accounts payable for fuel purchases.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Non-Current Liabilities increased Ch$ 345,263 million as of June 30, 2022, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 186,147 million, due to: (i) an increase in bonds for Ch$ 147,749 million and bank loans for Ch$ 21,893 million, primarily resulting from exchange rate differences due to the depreciation of the Chilean peso/ US dollar exchange rate; and (ii) the increase in hedging and non-hedging derivative liabilities for Ch$ 16,505 million.

•	Non-current related party trade accounts payable increased Ch$ 135,335 million, explained by an increase in the balance of accounts payable to EFI mainly related to the impact of the exchange rate on debt that amounted to Ch$ 134,963 million.

•	Other Non-current accounts payable increased Ch$ 26,670 million, mainly Enel Distribución Chile greater accounts payable for energy purchases for Ch$ 26,260 million as a result of the Tariff Stabilization Law.

Total Equity amounted to Ch$ 3,345,723 million as of June 30, 2022, equivalent to a slight Ch$ 770 million reduction when compared to December 31, 2021, mainly explained by the following:

•	Equity attributable to owners of Enel Chile amounted to Ch$ 3,082,352 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,654,357 million, and Other reserves for negative Ch$ 2,454,109 million.

>	Retained earnings increased Ch$ 51,171 million, mainly due to the period’s net income.

>	Other reserves declined Ch$ 66,687 million, mainly explained by lower cash flow hedge reserves for Ch$ 190,107 million, partially compensated by: (i) higher exchange reserves for Ch$ 118,511 million; and (ii) greater other various reserves for Ch$ 4,909 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 263,371 million, which represents a Ch$ 14,746 million increase when compared to the balance as of December 31, 2021, mainly due to: (i) the Ch$ 8,126 million profit of the period; and (ii) higher other comprehensive income for Ch$ 9,878 million. These effects were partly offset by a Ch$ 3,089 million in dividend payments.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Performance of main financial ratios

RATIO		UNIT	Jun-22	Dec-21	Jun-21	Change	% Change

Liquidity	Liquidity (1)	Times	0.52	0.59	-	(0.07)	(11.8%)
	Acid-test (2)	Times	0.50	0.57	-	(0.07)	(12.1%)
	Working capital	MMCh$	(1,511,705)	(864,073)	-	(647,632)	75.0%
Leverage	Leverage (3)	Times	2.25	1.84	-	0.41	22.1%
	Short-term debt (4)%		41.9%	34.7%	-	7.2%	20.8%
	Long-term debt (5)%		58.1%	65.3%	-	(7.2%)	(11.1%)
	Financial expenses coverage (6)	Times	2.71	-	2.83	(0.12)	(4.2%)
Profitability	Op. income / Op. Revenues	%	4.0%	-	14.4%	(10.5%)	(72.4%)
	ROE (7)%		2.3%	-	11.2%	(8.9%)	(79.8%)
	ROA (8)%		0.9%	-	4.6%	(3.7%)	(80.4%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of June 30, 2022, reached 0.52 times, which represents a 11.8% negative variation when compared to December 31, 2021. This reduction is mainly due to the increase in current trade accounts payable to related parties, primarily related to new loans obtained by Enel Chile from EFI (US$ 400 million) and the increase in other current financial liabilities related to the loan obtained by Enel Chile from Nova-Scotia and Mizuho (US$ 300 million).

>	Acid test or quick ratio, as of June 30, 2022, was 0.50 times, which represents a 12.1% negative variation when compared to December 31, 2021, which is also primarily related to the increase in current trade accounts payable to EFI and bank loans.

>	Working capital, as of June 30, 2022, amounted to negative Ch$ 1,511,705 million, which represents a 75% greater negative variation when compared to December 31, 2021, for the same reasons explained above.

>	The debt ratio was 2,25 times, which represents the level of commitment of Enel Chile equity as of June 30, 2022, compared to 1.84 times as of December 31, 2021. This weaker result is mainly explained by the increase in financial debt resulting from the new loans obtained by Enel Chile during the first semester of 2022 and the effect of the Chilean pesos / US dollar exchange rate.

>	The financial expenses coverage ratio for the first semester of 2022 was 2.71 times, which represents the ability to cover all financial expenses with the EBITDA. The 4.2% reduction in this index when compared to the same period of last year is mainly due to this semester’s lower EBITDA mainly in the Generation business.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

When excluding the extraordinary effects related to fuel inventory write-offs booked in 2022 and 2021 due to the decarbonization process and the restructuring provisions booked during 2021, this index would have increased 7.3% (3.38 times as of June 2022 compared to 3.15 times as of June 2021).

>	The profitability index was 4.0% as of June 30, 2022, compared to 14.4% for the same period of the last year, 10.5 percentage points less mainly due to higher operating costs primarily in the Generation business.

When excluding the extraordinary effects booked in 2022 and 2021, the profitability index would have declined 8.6 percentage points (6.6% as of June 30, 2022 compared to 15.3% as of June 30, 2021).

>	Return on equity was 2.3% for the period ended June 30, 2022, 8.9 percentage points less than the figure for the same period of last year. When excluding the extraordinary effects booked during comparable moving periods mainly related to the decarbonization process, return on equity would have decreased 7.5 percentage points (4.7% as of June 30, 2022 compared to 12.3% as of June 30, 2021).

>	Return on assets was 0.9% for the period ended June 30, 2022, which is 3.7 percentage points less than the figure for the same period of last year. When excluding the extraordinary effects booked during the comparable moving periods mainly related to the decarbonization process, return on assets would have declined 3.3 percentage points (1.8% as of June 30, 2022 compared to 5.0% as of June 30, 2021).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

3.	MAIN CASH FLOWS

Enel Chile Group generated a Ch$ 28,768 million negative net cash flow during the six-month period ended June 30, 2022, which represents a Ch$ 39,608 million negative variation when compared to the same period of last year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to June 2021, are presented below:

NET CASH FLOW (Figures in million Ch$)	Jun-22	Jun-21	Change	% Change

From Operating Activities	776	351,189	(350,413)	(99.8%)
From Investing Activities	(483,750)	(440,500)	(43,250)	9.8%
From Financing Activities	454,206	100,151	354,055	N/A

Total Net Cash Flow	(28,768)	10,840	(39,608)	N/A

Net cash flow from operating activities amounted to a Ch$ 776 million for the six-month period ended June 30, 2022. This cash flow mainly comprises the cash inflows from the collection of sales of goods and services amounting to Ch$ 2,123,361 million, which was partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,957,163 million; (ii) employee payments for Ch$ 69,318 million; (iii) income tax payments for Ch$ 28,285 million; (iv) insurance premium payments for Ch$ 24,986 million; and (v) other operating cash disbursements for Ch$ 42,833 million, mainly value added tax payments and other taxes.

The Ch$ 350,413 million reduction in operating cash flow when compared to the first semester of 2021 is mainly due to the Ch$ 744,787 million increase in supplier payments. This effect was partly offset by: (i) a Ch$ 311,596 million increase in collections of sale of goods and services that includes the Ch$ 85,660 million increase from invoice factoring during the first semester of 2022 when compared to the same period of 2021; and (ii) a Ch$ 60,031 million reduction in income tax payments.

Net cash flow used in investing activities amounted to Ch$ 483,750 million for the six-month period ended June 30, 2022.This cash flow comprises the following: (i) Ch$ 464,216 million in payments to purchase property, plant and equipment; and (ii) Ch$ 29,940 million payment for the 40% additional shareholding of Sociedad de Inversiones K Cuatro S.p.A. acquired by Enel X Chile S.A. in February 2022. The aforementioned was partially compensated by the Ch$ 11,358 million cash flow received in May 2022 for the sale of 51% of Enel X Way Chile S.p.A., company created from the spin-off of Enel X Chile S.A.

The Ch$ 43,250 million increase in investment cash outflows is primarily explained by the acquisition of the shareholding of Sociedad de Inversiones K Cuatro S.p.A. for Ch$ 29,940 million and the Ch$ 19,340 million increase in cash outflows to purchase property, plant and equipment, mainly by EGP Chile and Enel Transmisión Chile.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Net cash flow from financing activities amounted to Ch$ 454,206 million for the six-month period ended June 30, 2022. This cash flow mainly comprises the cash inflow from: (i) the new loans granted by EFI to Enel Chile for Ch$ 327,164 million; and (ii) new bank loans obtained by Enel Chile for Ch$ 335,356 million. These cash inflows were partially offset by the following cash outflows: (i) bank loan and bond payments for Ch$ 98,042 million made by Enel Chile and Enel Generación Chile; (ii) interest payments for Ch$ 77,487 million; (iii) dividend payments for Ch$ 22,303 million; and (iv) other cash outflows for Ch$ 10,482 million.

The Ch$ 354,055 million improvement in the Company’s financial cash flow when compared to June 2021 is mainly explained by the Ch$ 335,356 million increase in bank loans and Ch$ 39,989 million increase in related party loans.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the six-month period ended June 30, 2022, and 2021.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Jun-22	Jun-21	Jun-22	Jun-21

Generation business in Chile	414,958	406,756	86,990	79,538
Networks business in Chile	47,360	36,653	28,639	21,342
Other entities (business different to generation and distribution)	1,897	1,467	358	325

Total Consolidated ENEL CHILE Group	464,216	444,876	115,987	101,204

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 414,958 million as of June 30, 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 38 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2022	December 31, 2021

Fixed Interest Rate	72%	82%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, LIBOR will be gradually discontinued, with a deadline of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate.

The Enel Chile Group has developed an analysis of the potential impacts of this reform, which includes an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update such documentation to the new market standards. Additionally, and as a way of anticipating this reform, all new financial operations signed by Enel Chile have been governed by the new SOFR reference interest rate.

However, this does not eliminate some potential risks inherent to the process of adapting to the new reference rate, such as a possible increase or decrease in the interest rate after a change in the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference rate, among others.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

As of June 30, 2022, our total exposure to LIBOR debt was US$ 1,190 million and all of them include provisions for the transition from LIBOR to an alternative reference rate. Additionally, we have hedges through derivative instruments that reference Libor maturing after June 2023 for US$ 50 million and include transition provisions according to market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the second quarter of 2022, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2022, the Company held swaps for 799 Kbbl of Brent oil to be settled in 2022 and 1,425 Kbbl of Brent oil to be settled in 2023, 11.3 TBtu of Henry Hub gas to be settled in 2022 and 5.6 TBtu of Henry Hub gas to be settled in 2023, also 6.0 TBtu of TFU be settled in 2023. As of December 31, 2021, the Company held swaps for 1,930 kBbl of Brent oil to be settled in 2022 and 9.1 TBtu of Henry Hub gas to be settled in 2022.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first semester of 2022 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of June 30, 2022, the liquidity of Enel Chile Group was Ch$ 283,596 million in cash and cash equivalents and Ch$ 173,812 million in long-term committed credit lines. As of December 31, 2021, the liquidity of Enel Chile Group was Ch$ 309,975 million in cash and cash equivalents and Ch$ 118,469 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published and during 2021 two extensions to Law 21,249 of Basic Services were published, which provides, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who have debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021. The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments. However, the customer loses its subsidy if it does not keep its account up to date. The collection system will begin on August 1, 2022.

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 616,335 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, another subscribed in October 2021 and maturing in October 2025, and another one subscribed in April 2022 maturing in October 2023, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2022

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of June 30, 2022.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of June 30, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: July 27, 2022